UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LDK SOLAR CO., LTD.

(Name of applicant)

Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.535% Convertible Senior Notes due 2018	$264,458,500 aggregate principal amount plus amounts paid-in-kind as permitted by the indenture (and subject to any increase at the closing of Ordinary Creditors’ election pursuant to the Cayman Scheme, which closing has yet to occur)

Date of issuance:

December 17, 2014

Name and address of agent for service:

Jack Lai

Chief Financial Officer

+1 (408) 245-0858 (Telephone)

+1 (408) 245-8802 (Facsimile)

1290 Oakmead Parkway, Suite 306

Sunnyvale, California 94085

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicant.

Explanatory Note

This Amendment No. 2 to Application for Qualification of Indenture on Form T-3 is being filed solely for the purpose of adding the delaying amendment language to the cover page of the Application for Qualification of Indenture on Form T-3 (File No. 022-29004), which was initially filed on January 15, 2015, as amended on January 21, 2015.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, LDK Solar CO., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, has duly caused this Application, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Xinyu City, Jiangxi Province, People’s Republic of China, on the 22nd day of January 2015.

(SEAL)

LDK SOLAR CO., LTD.

By:	/s/ Tong Xingxue
	Name:	Tong Xingxue
	Title:	President and CEO

Attest:	/s/ Roger Le Yu
	Name:	Roger Le Yu
	Title:	Financial Controller of LDK Solar CO., Ltd.

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